Exhibit (a)(9)

CONTACT: Sarah Hofstetter
Net2Phone Corporate Communications
973-438-3838/investor@net2phone.com

FOR IMMEDIATE RELEASE

SPECIAL COMMITTEE OF NET2PHONE TO REVIEW IDT'S UNSOLICITED TENDER OFFER;
ADVISES STOCKHOLDERS TO TAKE NO PRESENT ACTION

Friday, November 11, 2005, 4:30 p.m. ET

NEWARK, New Jersey – (Business Wire) – November 11, 2005 – Net2Phone, Inc. (NASDAQ: NTOP) announced today, in response to IDT Corporation's (NYSE: IDT, IDTC) unsolicited tender offer for all of the outstanding shares of Net2Phone’s common stock that IDT Corporation and its affiliates do not currently own for $2.00 per share in cash, net to the seller, without interest thereon, that the Independent Committee of Net2Phone’s Board of Directors will examine and consider the offer. On or before November 25, 2005, the Independent Committee of Net2Phone’s board of directors will advise holders of the Net2Phone common stock of whether it recommends acceptance or rejection of the tender offer, expresses no opinion and remains neutral toward the tender offer, or is unable to take a position with respect to the tender offer. At such time, the Independent Committee of the board of directors will include the reasons for its position taken with respect to the tender offer or its inability to take a position. In the meantime, Net2Phone requests all its stockholders to defer making any determination with respect to the tender offer until the Independent Committee of Net2Phone’s board of directors has made its recommendation.

About Net2Phone

Net2Phone provides VoIP PacketCable, SIP and wireless solutions around the world. As a leader in turn-key hosted VoIP telephony services, Net2Phone has routed billions of VoIP minutes globally, servicing more than 100,000 users in the US as well as hundreds of thousands of more overseas. Net2Phone provides partners with a SIP-based broadband telephony solution, calling cards, prefix dialing and enterprise services in over 100 countries. Net2Phone's PacketCable platform provides cable operators with the ability to deliver a high quality primary line-type service with features such as emergency calling. For more information about Net2Phone's products and services, please visit www.net2phone.com.